UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

New Providence Acquisition Corp.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

64822P 106
(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON
New Providence Management LLC
2	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
5,710,000
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
5,710,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,710,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Alexander Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
5,710,000
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
5,710,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,710,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9%
12	TYPE OF REPORTING PERSON
IN

1	NAMES OF REPORTING PERSONS
Gary P. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
5,710,000
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
5,710,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,710,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9%
12	TYPE OF REPORTING PERSON
IN

Item 1(a) Name of Issuer

New Providence Acquisition Corp. (the “Issuer”)

Item 1(b) Address of the Issuer’s Principal Executive Offices

6500 Riverplace Blvd, Bld 1, Suite 450

Austin, TX 78730

Item 2(a) Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	New Providence Management LLC (the “Sponsor”);

2.	Alexander Coleman; and

3.	Gary P. Smith.

Item 2(b) Address of the Principal Business Office, or if none, Residence

6500 Riverplace Blvd, Bld 1, Suite 450

Austin, TX 78730

Item 2(c) Citizenship

See responses to Item 4 on each of the cover pages.

Item 2(d) Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.

Item 2(e) CUSIP Number

64822P 106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

☐	(k) Group, in accordance with Rule 13d-1(b)(1)(ii)(j). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4 Ownership

The responses to Items 5-11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2019, the Reporting Persons may be deemed to beneficially own 5,710,000 shares of the Class B Common Stock of the Issuer, representing 19.9% of the Issuer’s outstanding shares of Class A Common Stock and Class B Common Stock, based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B Common Stock outstanding as of November 8, 2019, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 11, 2019. The shares of Class B Common Stock are automatically convertible into the Class A Common Stock of the Issuer at the time of the Issuer’s initial business combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-233449).

The Sponsor is the record holder of such shares. Alexander Coleman and Gary P. Smith are the directors of the Sponsor and as a result, each has voting and investment discretion with respect to the Issuer’s securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the shares of Class B Common Stock directly held by the Sponsor.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8 Identification and Classification of Members of the Group

Not Applicable

Item 9 Notice of Dissolution of Group

Not Applicable

Item 10 Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020	NEW PROVIDENCE MANAGEMENT LLC

	By:	/s/ Gary P. Smith
	Name:	Gary P. Smith
	Title:	Director

ALEXANDER COLEMAN

/s/ Alexander Coleman

GARY P. SMITH

/s/ Gary P. Smith

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 12, 2020, by and among New Providence Management LLC, Alexander Coleman and Gary P. Smith.